United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

December 16, 2009
Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On December 16, 2009, MGE Energy, Inc. (the "MGE Energy") received notice from Elm Road Services, LLC (the "ERS") that effective December 16, 2009 (the "Effective Date") ERS and Bechtel Power Corporation ("Bechtel") entered into a Settlement Agreement and Release (the "Agreement") that settles all claims between them regarding the two new coal-fired units being constructed as part of the Oak Creek expansion ("Unit 1" and "Unit 2" and collectively, the "Elm Road Units"). Bechtel is constructing the Elm Road Units under a Turnkey Engineering, Procurement and Construction Contract for Supercritical Pulverized Coal Fired Electric Generation Facility dated April 9, 2004 (the "Contract") with ERS, which is the project manager for the Elm Road Units.

MGE Energy owns, through MGE Power Elm Road, LLC, an 8.33% interest in each of the Elm Road Units, which it has leased to Madison Gas and Electric Company ("MGE") pursuant to separate facility lease agreements. These leases were authorized by order of the Public Service Commission of Wisconsin ("PSCW") in accordance with applicable provisions of Wisconsin law that authorized financing of new generation through facility leases. The PSCW order establishes a cap on the construction costs that may be passed through the lease agreements to MGE and its customers, through rates. Additional costs attributable to force majeure events, as defined in the leases, do not count against this cap, but are subject to PSCW review and determination that the costs were prudently incurred.

On December 22, 2008, Bechtel submitted claims for schedule and cost relief related to the delay of the in-service dates for Unit 1 and Unit 2. Through an amended claim filed on October 30, 2009, Bechtel was seeking compensation of $517.5 million, of which MGE Energy's share would have been approximately $39 million (after adjustments for common site costs), and seven months of relief from liquidated damages for Unit 1 and four months of relief for Unit 2. These claims, as well as claims submitted by ERS, had been submitted to binding arbitration.

Pursuant to the terms of the December 16, 2009, Agreement, ERS will pay to Bechtel $72 million to settle these claims, with $10 million payable in 2009 and the remaining $62 million to be paid in six additional installments in 2010 upon the achievement of specific project milestones. MGE Energy's share will be approximately $5.4 million (after adjustments for common site costs). In addition, Bechtel will receive 120 days of schedule relief for Unit 1 and 60 days for Unit 2. Therefore, the guaranteed contract date of September 29, 2009, for Unit 1 will be extended to January 27, 2010, and the guaranteed contract date of September 29, 2010, for Unit 2 will be extended to November 28, 2010.

Bechtel is currently targeting turnover of Unit 1 by mid-January 2010 and Unit 2 at the end of August 2010.

The Agreement also provides for Bechtel's release of ERS from all matters related to Bechtel's claims, among other things, and for ERS' release of Bechtel from all matters related to ERS' claims currently subject to arbitration, among other things.

Forward-Looking Statements

This report contains forward-looking statements that reflect management's current assumptions and estimates regarding future events, including the results of possible disputes and regulatory proceedings. These forward-looking statements are made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Both MGE Energy, Inc., and Madison Gas and Electric Company caution readers that these forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from those projected, expressed or implied. The factors that could cause actual results to differ materially from these forward-looking statements include the uncertainties associated with the resolution of disputes and regulatory proceedings as well as those discussed under (i) Item 1A, "Risk Factors" Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, "Financial Statements and Supplementary Data" in MGE Energy's and MGE's Annual Report on Form 10-K for the year ended December 31, 2008, (ii) Part I, Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in MGE Energy's and MGE's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, and (iii) other factors discussed in filings made by MGE Energy and MGE with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. Neither MGE Energy nor MGE undertakes any obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

Date: December 21, 2009   /s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer